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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-50240

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Periculum Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Center Green - Suite
(No. and Street)

Carmel (City) Indiana (State) 46032 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Fritz Schutte 317 836-1800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas Faust, CPA
(Name – *if individual, state last, first, middle name*)

174 Coldbrook Ct. (Address) Lafayette (City) Indiana (State) 47909 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

PUBLIC

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OATH OR AFFIRMATION

I, Fritz Schutte, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Periculum Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Periculum Advisors, LLC

Report on Audit of Financial Statements

December 31, 2018

THOMAS FAUST, CPA
Certified Public Accountant

PERICULUM ADVISORS, LLC

TABLE OF CONTENTS

THOMAS FAUST, CPA

Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-427-4534 thomasfaustcpa2@gmail.com

[redacted]

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Member of
Periculum Advisors, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Periculum Advisors, LLC, as of December 31, 2018, the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material aspects, the financial position of Periculum Advisors, LLC as of December 31, 2018 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Periculum Advisors, LLC's management. My responsibility is to express an opinion on Periculum Advisors, LLC's financial statements based on our audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Periculum Advisors, LLC in accordance with the U.S. federal securities laws and the applicable rules and the regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The Schedule of Computation of Net Capital Requirements Under SEC Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Periculum Advisors, LLC's financial statements. The supplemental information is the responsibility of Periculum Advisors, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Schedule of Computation of Net Capital Requirement Under SEC Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Thomas Faust, CPA

Periculum Advisors, LLC

[redacted]

I have served as the Company's auditor since 2018.

Lafayette, Indiana
February 22, 2019

PERICULUM ADVISORS, LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2018

		2018
ASSETS		
ASSETS		
Cash and cash equivalents	$	979,041
Accounts receivable		1,353
Pretzels Investment		500,000
TOTAL ASSETS		1,480,394
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable to affiliated entity		6,690
Accrued liabilities		11,100
TOTAL LIABILITIES		17,790
MEMBER'S EQUITY		
Member's equity		1,462,604
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,480,394

PERICULUM ADVISORS, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

	2018
REVENUE	
Transaction fees	$ 4,848,750
Expense reimbursements	12,237
Interest income	871
TOTAL REVENUE	4,861,858
EXPENSES	
Meals, travel and entertainment	340
Management Fee Expense	36,000
Professional fees	13,800
Regulatory fees	16,048
Other administrative	110
TOTAL EXPENSES	66,298
NET INCOME	$ 4,795,560

PERICULUM ADVISORS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
BALANCE AT BEGINNING OF YEAR	$	2,315,166
Member's distributions		(5,648,122)
Net Income		4,795,560
BALANCE AT END OF YEAR	$	1,462,604

PERICULUM ADVISORS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

		2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	4,795,560
Adjustments to reconcile net income to net cash provided by operating activities		
(Increase) decrease in operating assets:		
Accounts receivable		37,367
Investment in Pretzels		(500,000)
Increase (Decrease) in operating liabilities:		
Accounts payable		(239,602)
Net Cash Provided by Operating Activities		4,093,325
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's capital distributions		(5,648,122)
Net Cash (Used in) Financing Activities		(5,648,122)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		(1,554,797)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		2,533,838
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	979,041

NOTE 1: ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Firm's significant accounting policies consistently applied in the preparation of the accompanying financial statements are as follows:

a. Nature of Operations—Periculum Advisors, LLC (the Firm), was organized in 1995 as an Indiana limited liability company. The firm is a broker-dealer registered with the Securities and Exchange Commission (the SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Firm which has one location in Carmel, Indiana, is wholly-owned by Periculum Capital Company, LLC (PCC). The primary business purpose is to provide advisory services related to corporate merger and acquisition transactions, the private placement of debt and equity financings and general corporate advisory services.

   The Firm does not carry securities accounts for customers or perform custodial functions relating to customer securities and accordingly, claims exemption from SEC Rule 15c3-3, pursuant to paragraph (k)(2)(i).

b. Cash and Cash Equivalents—For purposes of the statements of cash flows, the Firm considers all highly liquid debt instruments with maturities of three months or less when purchased to be cash equivalents. The Firm did not have any cash equivalents at December 31, 2018.

c. Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

d. Concentrations of Credit Risk—The Firm places its cash in accounts with a local financial institution. At times, such accounts may be in excess of FDIC insured limits. As of December 31, 2018, the Firm had one bank account that exceeded the FDIC insurance limited by $729,041.

e. Accounts Receivable—Accounts Receivable consists of fees and other amounts owed to the Firm. The Firm, on a periodic basis evaluates its accounts receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Firm considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts currently is provided. Uncollectible accounts receivable are charges directly against operations when they are determined to be uncollectible. Use of this method does not result in a material difference from the valuation method required by accounting principles generally accepted in the United States of America.

f. Basis of Presentation and Method of Accounting—The Firm's financial statements have been prepared in conformity with accounting principles generally accepted in the United States ("U.S. GAAP'), and presented on the accrual basis method of accounting.

g. Revenue Recognition—Fee revenue includes recurring professional services that are paid for the duration of the engagement, and success fees earned on completed mergers and acquisition transactions. Professional service revenues are recorded at the time services are performed, while success fees are recorded when the transaction is completed and the income is reasonably determinable.

NOTE 2: FAIR VALUE MEASUREMENTS

The Firm values its cash and cash equivalents at fair value, based on the Level 1 hierarchy established by ASC 820, Fair Value Measurements and disclosures.

NOTE 3: REVENUE RECOGNITION

In May 2014, FASB issued ASU 2014-09, Revenue from Contracts with Customers: Topic 606 to supersede nearly all existing revenue recognition guidance under GAAP. The Firm has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The principles of revenue recognition from ASU 2014-09 are largely consistent with current practices of the Firm.

NOTE 4: INCOME TAX EXPENSE

As a limited liability company, the Firm is treated as a partnership for federal income tax purposes. Consequently, federal income taxes are not payable by, or provided for, the Firm. The single member owner is also a limited liability company. The Firm is subject to certain state taxes; however, no provision for state income taxes is required at December 31, 2018.

Accounting principles generally accepted in the United States of American require the Firm to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

Currently, all tax years subsequent to December 31, 2015 are open and subject to federal and state income tax examination by tax authorities. However, the Firm is not currently under audit nor has the Firm been contacted by any of these jurisdictions.

The Firm's policy is to recognize penalties and interest as incurred in its Statement of Income, there were none for the year ended December 31, 2018.

NOTE 5: UNCERTAINTY IN INCOME TAXES

The Firm adopted the provisions of FASB ASC Topic 605, "Accounting for Uncertainty in Income Taxes". Benefits from tax positions are recognized in the financial statements only when it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority that would have full knowledge of all relevant information. Recognized income tax positions are measured at the largest amount that has a greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Based on its current evaluation, the Firm has concluded that there are no significant uncertain tax positions requiring recognition in the Firm's financial statements.

NOTE 6: NET CAPITAL REQUIREMENTS

The Firm is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The Firm is required to maintain net capital equal to the greater of $5,000 or 6-2/3% of the aggregate indebtedness, as these terms are defined under the rule. At December 31, 2018, the Firm's net capital was $961,251 which was $956,251 net capital in excess of its minimum net capital requirement. There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by the Firm and included in the unaudited Part IIA of Form X-17A-5 as of December 31, 2018.

NOTE 7: STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

For the year ended December 31, 2018, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement was prepared.

NOTE 8: PRETZELS PARENT, LLC

On October 22, 2018 Periculum Advisors, LLC offset $500,000 of its success fee in exchange for 500 Series B Units of Pretzels Parent, LLC valued at a price per Unit of $1,000. There is no ready market for the Units and are carried on Advisors books at cost which approximates fair value based on Level 3 hierarchy established by ASC 820, Fair Value Measurements and disclosures.

NOTE 9: RELATED PARTY TRANSACTIONS

The Firm is 100% owned by Periculum Capital Company, LLC and is subject to an expense sharing agreement with them that has been approved by FINRA. The agreement was amended on January 1, 2018 to reflect adjustments in expenses and is for a period of twelve months and will renew automatically for an additional twelve months if not cancelled prior to the renewal date of the contract. As of December 31, 2018, there is an accrued amount payable to Periculum Capital Company, LLC in the amount of $6,690.

NOTE 10: SUBSEQUENT EVENTS

The Firm has evaluated subsequent events through the date of this report, the date on which the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the related notes to the financial statements.